Exhibit 99.33

Suite 500 – 2 Toronto Street Toronto, Ontario M5C 2B6 Tel: 416 214 2810 Fax: 416 214 2727 investorinfo@energyfuels.com www.energyfuels.com

State of Colorado Issues Strong Response to NRC Letters;
Defends Energy Fuels’ Piñon Ridge Mill License

Toronto, Ontario – March 21, 2012

Energy Fuels Inc. (TSX-EFR) (“Energy Fuels” or the “Company”) announced today that the State of Colorado sent a strongly worded letter to the U.S. Nuclear Regulatory Commission (“NRC”) on Friday March 16, 2012. In the letter, the State defends the Piñon Ridge Uranium Mill License (“License”) against charges that the process that resulted in the March 7, 2011 issuance of the License to Energy Fuels was flawed. The letter to the NRC upholds the validity of the license and was signed by Dr. Christopher Urbina M.D., Executive Director and Chief Medical Officer for the Colorado Department of Public Health and Environment (“CDPHE”). Dr. Urbina is a key cabinet member in the administration of Colorado Governor John Hickenlooper.

Dr. Urbina’s letter can be viewed at: http://www.energyfuels.com/downloads/03-20-2012PR_1.pdf

The State’s press release can be viewed at: http://www.cdphe.state.co.us/release/2012/031612.pdf.

Energy Fuels’ President and CEO, Steve Antony, commented, “We are happy to see the highest levels of Colorado state government defending the Piñon Ridge Mill license. We firmly believe that all applicable state and federal laws were followed meticulously. We hope this issue is resolved quickly and amenably, not only for Energy Fuels but for the people on Colorado’s West Slope who support this important project.”

About Energy Fuels: Energy Fuels Inc. is a uranium and vanadium mineral development company. The Company recently acquired Titan Uranium Inc., including the Sheep Mountain Project in the Crooks Gap District of Wyoming. The Company also received a Final Radioactive Materials License from the State of Colorado for the proposed Piñon Ridge Uranium and Vanadium Mill in March 2011. The mill will be the first uranium mill constructed in the United States in over 30 years.

With about 61,000 acres of highly prospective uranium and vanadium properties located in the states of Colorado, Utah, Arizona, Wyoming, and New Mexico, and exploration properties in Saskatchewan’s Athabasca Basin totaling approximately 32,000 additional acres, the Company has a full pipeline of additional development prospects. Energy Fuels, through its wholly-owned subsidiaries, Energy Fuels Resources Corporation, Titan Uranium Inc., and Magnum Uranium Corp., has assembled this property portfolio along with a first class management team, including highly skilled technical mining and milling professionals based in Lakewood and Naturita, Colorado and Kanab, Utah.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “Forward Looking Information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario Securities Commissions.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.

Gary Steele	Curtis Moore
Investor Relations	Corporate Communications
(303) 974-2140	(303) 974-2140
Toll free: 1-888-864-2125	Toll free: 1-888-864-2125
Email: investorinfo@energyfuels.com
Website: www.energyfuels.com